Chunghwa Telecom

July 10, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jun 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

Jun	Net sales	18,707,210	18,348,724	(+)358,486	(+)1.95%

Jan-Jun	Net sales	112,411,630	109,884,371	(+)2,527,259	(+)2.30%

b                  Trading purpose : None